~~BRITISH AMERICAN~~
~~TOBACCO~~

BAT Industries

GC/KC/ref flies/SEC

FILE No.
82-33

1 March 2005

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA


05006376


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH. D.C. 213 SECTION

SUPPL

Dear Sirs

<u>File 82-33</u>

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

G C W Cunnington
Assistant Secretary

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

Attached: Preliminary Announcement – Year ended 31 December 2004

3/15


BRITISH AMERICAN
TOBACCO


FILE No.
82 ○ 33

news release
www.bat.com

1 March 2005

PRELIMINARY ANNOUNCEMENT - YEAR ENDED 31 DECEMBER 2004
SUMMARY

	2004	2003	Change
Operating profit before goodwill amortisation and exceptionals	£2,830m	£2,781m	+2%
Pre-tax profit	£1,886m	£1,567m	+20%
Adjusted earnings per share	75.83p	69.21p	+10%
Dividends per share	41.90p	38.80p	+8%

- Operating profit, before goodwill amortisation and exceptional items, was 2 per cent higher at £2,830 million. The results were adversely affected by sterling average rates strengthening against almost all currencies. At comparable rates of exchange, operating profit, before goodwill and exceptional items, would have risen by 7 per cent. This reflected the benefit from the ETI acquisition and a good performance in all regions except America-Pacific.

- Group volumes, including make-your-own cigarette "stix", grew by 8 per cent to 853 billion, mainly due to additional volumes from acquisitions and the Reynolds American transaction. Volumes include the whole of the Reynolds American volume, as is the case with our other associated companies. Global drive brands were 2 per cent ahead of last year.

- Pre-tax profit was up 20 per cent at £1,886 million, reflecting higher total operating profit and a gain on the disposal of subsidiaries compared to a loss in 2003, while basic earnings per share rose to 52.20p (2003 26.93p).

- Adjusted diluted earnings per share at 75.83p were up 10 per cent, benefiting from higher operating profit, the reduced effective tax rate, lower minority interests and the impact of the share buy-back programme.

- The Board is recommending a final dividend of 29.2p up 8 per cent, which will be paid on 4 May 2005. This will take the growth in dividends for the year as a whole to 8 per cent.

- The Chairman, Jan du Plessis, commented "It has been a good year for the Group, with all regions apart from America-Pacific achieving organic growth at comparable rates of exchange. This demonstrates the fundamental strength provided by British American Tobacco's successful strategy and geographical diversity. Our goal remains to grow earnings per share, on average, by high single figures and to pay out at least half of our earnings in dividends. Our success over the last three years has enabled us to deliver an average total shareholder return of 20.8 per cent a year, compared to 2.4 per cent for the FTSE 100."

ENQUIRIES:

INVESTOR RELATIONS:

Ralph Edmondson/ 020 7845 1180
Rachael Cummins 020 7845 1519

PRESS OFFICE:

David Betteridge/Teresa La Thangue/ 020 7845 2888
Emily Brand

BRITISH AMERICAN TOBACCO p.l.c.

INDEX

British American Tobacco's operating profit before goodwill amortisation and exceptional items grew by 2 per cent to £2,830 million at current rates of exchange. At comparable rates of exchange, the improvement would have been 7 per cent. Adjusted diluted earnings per share increased by 10 per cent to 75.83p, reflecting the increase in operating profit, the reduced effective tax rate, lower minority interests and the impact of the share buy-back programme.

During the year, 59 million shares have been repurchased, representing 2.8 per cent of the average number of shares in issue during 2004, at a cost of around £490 million and at an average price of £8.35 per share. This brings the total number of shares bought back since the programme was launched in 2003 to 165 million, accounting for 8 per cent of the total outstanding, at a cost of almost £1.2 billion. We expect to restart the share buy-back programme following the announcement of these results.

The Board has proposed a final dividend of 29.2p per share, bringing the total for the year to 41.9p, an increase of 8 per cent. The dividend will be paid on 4 May to shareholders on the Register at 11 March.

In future, when the Board is considering the interim dividend, its policy will be that the interim should represent one third of the previous year's total dividend, unless there are any special factors to be taken into account.

Group cigarette volumes, including make-your-own stix, were ahead by 8 per cent to 853 billion, principally as a result of the inclusion of a full year's sales from the enlarged business in Italy, as well as five months' results from Reynolds American Inc., formed by the successful combination of R. J. Reynolds and the US businesses of Brown & Williamson.

The completion of this transaction was a landmark event for the Group in 2004 and the integration of the businesses is progressing well. Our 42 per cent shareholding is now transparently valued, at around US$5 billion, and the Group has the benefit of an indemnity for all existing and future US litigation.

The recent Appeals Court decision to reject the US Federal Government's US$280 billion claim against the US tobacco industry is obviously encouraging, even though the US Government is seeking a further appeal. Given the appeals pending in the Engle and Price/Miles cases, 2005 is set to be an important year for the US tobacco industry's attempts to put these three lawsuits behind it.

Excluding merger benefits, there were strong volume performances in Russia, Turkey, India and Pakistan offset by declines in Germany, France, Canada and Japan. The global drive brands, Dunhill, Kent, Lucky Strike and Pall Mall, grew by 2 per cent. Kent's volume increased by 10 per cent to a new record high of 33 billion.

As this is my first Chairman's Statement, I would like to remind shareholders that there is more to the Group's strategy for creating shareholder value than achieving growth, vital though it undoubtedly is. It is essential that we maintain our balanced approach to achieving growth, improving productivity, managing our business in a responsible manner and developing a winning organisation. We will continue to drive all four elements of our strategy, in order to build a sustainable business and achieve leadership of the industry.

In terms of productivity, we have continued to meet the commitment made two years ago to reduce overheads and indirect costs by £200 million by 2007. Building on the £64 million in 2003, we saved a further £89 million in 2004, principally as a result of restructuring throughout the Group. Given our excellent progress, we are now raising our five year target on overheads and indirect costs to £320 million per year by the end of 2007, around a further £170 million per year over the next three years.

Additionally, we have reduced our supply chain costs over the last two years by £120 million per year, as a result of factory rationalisation and logistics savings. We expect to achieve further substantial supply chain savings in the years ahead.

On the responsibility front, I am pleased to report that we have made further progress in the eyes of those organisations prepared to consider our record in an objective way. The United Nations Environmental Programme ranked British American Tobacco fourth out of the top 50 global reporters in its annual survey of best practice in non-financial reporting. The Group was also favourably mentioned in a UK Department of Trade & Industry report entitled 'Building Better Boards' and covering best practice in Corporate Governance.

We have maintained our position as the only tobacco company, apart from our Malaysian subsidiary, to be included in the Dow Jones Sustainability Index. Our website, bat.com, was, once again, ranked as the best in the FTSE 100 by the Financial Times' Webranking Survey.

We will continue to support tobacco regulation that balances the preferences of consumers with the interests of society, establishes an open-minded approach to harm reduction as a public health policy and does not undermine the competitive business environment.

In the debate over smoking in public places, for example, we will promote the provision of segregated and properly ventilated smoking areas. These solutions work perfectly well and are a more balanced approach than the social exclusion of smokers favoured by anti-tobacco campaigners.

In addition to Martin Broughton's retirement as Chairman on 30 June 2004, there have been some other changes to the Board. Dr. Harald Einsmann retired at last year's Annual General Meeting and Admiral Bill Owens had to step down unexpectedly on becoming Chief Executive of Nortel Networks. On shareholders' behalf, I should like to thank all of them, and most particularly Martin Broughton, for their service and to welcome Piet Beyers, Robert Lerwill and Sir Nick Scheele as new Non-Executive Directors of the Board. It is with great sadness that we learned of the sudden death of K S Wong, a Non-Executive Director since 1998, and I extend my deepest sympathy to his family.

These will be the last set of full year results presented under UK Generally Accepted Accounting Principles, as the Group will in future present its results under International Financial Reporting Standards. Based on the current understanding of the requirements, we have set out a restatement of the key figures for 2004 in the Appendix. I hope this will help to provide an early insight into the impact of the change.

It has been a good year for the Group, with all regions apart from America-Pacific achieving organic growth at comparable rates of exchange. This demonstrates the fundamental strength provided by British American Tobacco's successful strategy and geographical diversity. Our goal remains to grow earnings per share, on average, by high single figures and to pay out at least half of our earnings in dividends. Our success over the last three years has enabled us to deliver an average total shareholder return of 20.8 per cent a year, compared to 2.4 per cent for the FTSE 100.

JAN DU PLESSIS

Group operating profit for 2004, excluding goodwill amortisation and exceptional items, was 2 per cent higher at £2,830 million, despite the adverse effect from average sterling rates strengthening against almost all currencies over the year. The growth in profit at comparable rates of exchange would have been 7 per cent, a good performance in the face of difficult conditions in some key markets, with excellent results achieved in a number of others and the first time contribution from the ETI acquisition.

Group cigarette volumes, including the make-your-own cigarette "stix", grew by 8 per cent to 853 billion. The additional volumes were mainly gained from acquisitions and the Reynolds American transaction and, excluding these, the growth would have been 0.4 per cent. Volumes include the whole of the Reynolds American volume, as is the case with our other associated companies in India and Denmark. The US volumes, therefore, include seven months from Brown & Williamson and five months from Reynolds American.

The four global drive brands increased volumes by 2 per cent overall, including the make-your-own cigarette "stix" which grew substantially in Germany. Kent grew by 10 per cent, responding well to various product innovations, while Pall Mall was up 4 per cent. However, Dunhill and Lucky Strike were affected by markets where steep excise increases substantially reduced the overall industry volumes, and declined by 1 per cent and 6 per cent respectively.

Profit from the **America-Pacific** region was £795 million, a decrease of £200 million from the same period last year. This was the result of lower profits in Canada and Japan, further accentuated by the translation of US and Canadian results to sterling. Volumes in the region were up 27 per cent to 131 billion, mainly as a result of Reynolds American, with higher volumes from South Korea more than offset by declines in Canada and Japan.

The profit contribution from Imperial Tobacco Canada was down £122 million to £342 million due to lower volumes, a deteriorating sales mix and a weakening of the currency against sterling, partly offset by lower operating costs. Industry volumes declined despite the continued strong growth in low-priced cigarettes. In 2004, Imperial has competed more vigorously in this area, leading to a segment share increase from 15 per cent in 2003 to 35 per cent in the second half of the year. Imperial's share of the premium market declined slightly, but the total segment volume shrunk by more than 25 per cent. Despite the strong share growth in the low-priced sector and du Maurier and Player's remaining the market leaders, overall market share was down.

The total contribution from the US domestic business was £295 million (2003 £316 million), up 4 per cent in local currency despite a one-off benefit included in 2003. Following the Reynolds American transaction described on page 20, the results for 2004 include the contribution from Group subsidiaries for seven months (£149 million) and the Group's share in the profit of Reynolds American for five months (£146 million).

Brown & Williamson's cigarette business profit for the seven months was lower than the comparative period as a result of adverse exchange rate movements, lower volumes and the non-recurrence of a gain on the settlement of certain disputed MSA payments included in the prior year numbers. Excluding this one-off item, profit at comparable rates of exchange for the seven months increased as lower supply chain and marketing costs were only partly offset by lower volumes and net pricing. The integration of the businesses in Reynolds American is progressing well.

In Japan, profit was heavily impacted following increased competition and marketing investment. There was also an excise increase, which exacerbated the overall market decline, resulting in lower volumes. The Group's market share was slightly lower as, while Lucky Strike maintained share and Kool continued to grow, Kent's share was lower. In South Korea, Dunhill volumes continued to grow although profit was in line with last year as marketing investment was increased. From the first quarter results for 2005, South Korea will be reported as part of the Asia-Pacific region.

In **Asia-Pacific**, regional profit rose by £42 million to £515 million as strong performances in Australia, New Zealand, Malaysia, Vietnam, Pakistan, India and the duty-free business were only partially offset by reduced profit from Indonesia and Taiwan. Regional volumes at 201 billion were 4 per cent higher than last year, with strong increases in India, Vietnam, Pakistan and Bangladesh partially offset by declines in Indonesia and Malaysia.

Australia continued its impressive profit growth principally through higher margins and volumes. Market share increased as a result of the strong performance of Winfield and Holiday. Profit in New Zealand was higher as a result of improved margins and reduced costs, while volumes were maintained despite lower industry volume, resulting in a further increase in market share.

In a very competitive environment in Malaysia, profit in local currency grew due to price increases and cost savings, although volumes and market share were lower. The significant excise-led price increase in the last quarter of the year resulted in some down-trading and an increase in illicit trade.

Vietnam continued to deliver good profit and volume growth, increasing overall market share. Profit and volumes in Indonesia were still under pressure due to further excise increases, but Lucky Strike continued its strong growth. In Taiwan, volumes rose slightly, principally due to the growth of Dunhill, but results were adversely affected by higher marketing investment.

Excellent profit growth in Pakistan was the result of higher volumes, driven by continued good performances from Gold Flake and John Player Gold Leaf, lower costs and an improved sales mix. In Bangladesh, profit was slightly lower as increases in volume and market share were more than offset by the adverse effect of consumer down-trading. The Group's associated companies in India continued their good performance, with strong volume growth and increased profit in local currency.

In **Latin America**, a decrease in profit of £12 million to £428 million, was mainly the result of many currencies in this region weakening against sterling. This masked good performances in local currency terms as the region benefited from an improvement in margins.

Regional sales volume at 148 billion was down by 2 billion mainly as a result of increased pressure from growing illicit trade, especially after excise driven price increases in Brazil and Argentina. This was partly offset by the additional volumes from the new business acquisition in Peru, good performances in the majority of the Central American markets and growth in Venezuela.

Profit in Brazil was slightly down due to lower volumes resulting from an excise increase, higher marketing investment and lower leaf export profit. Profit in sterling was adversely affected by the depreciation of the real against sterling.

In Mexico, profit rose as higher prices were only partly offset by lower volumes and increased marketing investment. Higher prices and productivity initiatives in Argentina led to increased profit, despite lower volumes and the weakness of the currency against sterling.

Profit in Chile was down, although volumes were higher reflecting the success in both reducing illicit trade and counteracting competitor activities. In Venezuela, despite the impact of exchange, profit grew as a result of higher margins and increased volumes, the latter driven by recently improved disposable income levels and a reduction in imported illegal product. Volumes were up in Central America and the Caribbean, but the results were negatively affected by weaker exchange rates.

In **Europe**, profit increased by £190 million to £726 million, mainly driven by the inclusion of Ente Tabacchi Italiani S.p.A. (ETI) in the results from the beginning of 2004. Excluding ETI, there was good profit growth of 10 per cent at comparable rates of exchange. There were excellent performances in Russia, Romania and the Smoking Tobacco and Cigars business, together with benefits realised from cost savings across the board following the closure of factories and a number of reorganisations. These more than offset the impact of markets where excise increases resulted in lower volumes.

Regional volumes grew by 7 per cent, reaching 268 billion, primarily due to incremental volume from newly acquired businesses and growth in Russia, partly offset by market related declines in Western Europe.

In Italy, the integration has gone very well with profit from the combined business ahead of expectations at £184 million and market share of over 30 per cent. The sale of the Italian tobacco distributor Etinera, as described on page 20, was completed in December, and it is estimated that Etinera contributed £42 million to the Italian profit in 2004.

In Germany, cigarette market share was maintained with share growth from Lucky Strike, Pall Mall and Gauloise, while total tobacco market share including cigarette "stix" grew. Group cigarette volume and profit suffered due to a 16 per cent decline of the cigarette market, following excise related price increases. As the Group is well positioned to benefit from the growth in consumer demand for other tobacco products, including cigarette "stix", our total tobacco volumes fell by only 8 per cent.

Market share in France remained stable but both profit and volumes declined significantly as excise increases led to a reduction of 21 per cent in the total market size.

In Switzerland, profit was higher due to increased margins. Market share also rose, driven by continued growth in Parisienne, although total volumes were slightly lower after an excise increase. In the Netherlands, efficient cost management and price increases contributed to improved profit, while higher margins led to a strong profit growth in Belgium.

Russia reported impressive results with profit significantly up and a continued excellent growth in volumes, leading to an increased market share, mainly driven by premium priced Kent. In Romania, the strong profit growth of last year continued as improved margins were achieved through the growth of Kent, Pall Mall and Viceroy. Although the total market declined in Poland, volume and share increases from Pall Mall and Viceroy resulted in good profit growth. Both volumes and profit were slightly down in Ukraine while in Hungary, a massive excise increase led to an 18 per cent reduction in the total market size, adversely affecting volumes and profit, although the Group's substantial market share increased by almost 3 per cent.

The Smoking Tobacco and Cigars operations, which will be incorporated into the Group's cigarette businesses during 2005, showed outstanding profit growth, led by price increases and the growth of volumes in all product groups, especially Pall Mall "stix" in Germany.

Profit in the **Africa and Middle East** region grew by £29 million to £366 million with strong performances from South Africa, Nigeria and the Caucasus, partly offset by the cost of continued investment in new markets and a large fall in profit from Zimbabwe. Volumes rose by 7 per cent to 105 billion mainly as a result of the significant growth in Turkey, as well as increases in the Caucasus and Nigeria, partly offset by declines in South Africa and Zimbabwe.

In South Africa, higher margins and the growth of Peter Stuyvesant and Dunhill led to good profit growth, as they were only partially reduced by lower volumes overall and increased marketing investment.

Volumes were higher in the Middle East and North Africa, with good performances by Viceroy and Craven 'A' in Iraq and Kent in Iran. Increases in Yemen and Egypt were partly offset by volume decline in the Levant. Overall profit was lower as increased costs to support market entries in North Africa offset improvements elsewhere.

In Turkey, volumes rose with good growth by Viceroy and Pall Mall. However, investment to build market share continued and the company is still some way from break even. In the Caucasus, both volumes and profit rose.

In West Africa, volumes and profits were higher mainly as a result of increased market share through improved distribution and the strong growth by Benson & Hedges and Rothmans in Nigeria.

Elsewhere in Africa, volume gains in several markets more than offset the decline in Zimbabwe, but the corresponding profit increases were not sufficient to recover the drop in profit in that country.

Non-trading items

The above results were achieved before accounting for goodwill amortisation and exceptional items described on page 22 and 23.

The Directors will be recommending to the shareholders at the Annual General Meeting to be held on 28 April 2005 the payment on 4 May 2005 of a final dividend for the year of 29.2p per ordinary share of 25p.

Valid transfers received by the Registrar of the Company up to 11 March 2005 will be in time to rank for payment of this dividend. Ordinary shares go ex-dividend on 9 March 2005.

The following is a summary of the dividends declared for the years ended 31 December 2004 and 2003.

	2004		2003	
	pence per share	£m	pence per share	£m
(a) On ordinary shares:				
Interim 2004 paid 15 September 2004	12.7	271		
2003 paid 15 September 2003			11.8	247
Final 2004 payable 4 May 2005	29.2	617		
2003 paid 27 April 2004			27.0	552
	41.9	888	38.8	799
(b) On convertible redeemable preference shares:				
Interim 2003 paid 15 September 2003			11.8	14
Final 2003 paid 27 April 2004			27.0	33
Amortisation of discount		8		18
		8	38.8	65

The amortisation of discount on preference shares reflects the difference between the share price at the date of the Rothmans transaction and the redemption price in June 2004, which was amortised over the period to the redemption date.

For the year ended 31 December

	2004 £m	2003 £m
REVENUE		
Subsidiary undertakings	31,811	24,151
Share of associates and joint ventures	2,444	1,471
	34,255	25,622
PROFIT		
Subsidiary undertakings	1,794	1,777
after charging: restructuring costs	(206)	(437)
investment costs written off	(50)	
goodwill amortisation	(474)	(405)
Share of associates and joint ventures	144	75
after charging: restructuring cost	(125)	
goodwill amortisation	(37)	
write down of loan to joint venture		(87)
Total operating profit	1,938	1,852
Gain/(loss) on disposal of subsidiaries	147	(72)
Gain on disposal of fixed asset investments	38	
Profit on ordinary activities before interest	2,123	1,780
Net interest - subsidiary undertakings	(234)	(209)
Share of associates' and joint ventures' net interest	(3)	(4)
Profit before taxation	1,886	1,567
Taxation	(662)	(779)
Profit after taxation	1,224	788
Minority interests	(126)	(157)
Profit for the year	1,098	631
Dividends and other appropriations	(896)	(864)
Retained profit/(loss)	202	(233)
Earnings per share: Basic	52.20p	26.93p
Diluted - unadjusted	50.93p	26.69p
Diluted - adjusted	75.83p	69.21p

See notes on pages 19 to 30.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2004 £m	2003 £m
Profit for the year	1,098	631
Differences on exchange	11	206
Gain on disposal of subsidiaries	918	
Total recognised gains related to the year *(below)*	2,027	837

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS

For the year ended 31 December

	2004 £m	2003 Restated £m
Balance 1 January	4,483	5,185
Accounting policy change	(122)	(107)
	4,361	5,078
Total recognised gains related to the year *(above)*	2,027	837
Issue of shares - share options	4	5
Dividends and other appropriations:		
Ordinary shares	(888)	(799)
Convertible redeemable preference shares		(47)
Amortisation of discount on preference shares	(8)	(18)
Purchase of own shares	(492)	(698)
Consideration paid for purchase of own shares held in Employee Share Ownership Trusts	(72)	(58)
Consideration received on the exercise of options over own shares held in Employee Share Ownership Trusts	32	15
Credit in respect of employee share schemes	32	28
Goodwill reinstated on disposal of subsidiaries	216	
Other movements	8	18
Balance 31 December	5,220	4,361

See notes on pages 19 to 30.

The analyses below for the year ended 31 December include the Group's share of associates and joint ventures.

	Volumes*		Net revenue	
	2004	2003	2004	2003
	bns	bns	£m	£m
America-Pacific	131.1	103.2	3,083	3,562
Asia-Pacific	200.5	192.2	1,714	1,765
Latin America	147.6	149.5	1,276	1,309
Europe	268.1	249.8	4,990	3,502
Africa and Middle East	105.3	98.2	1,347	1,289
	852.6	792.9	12,410	11,427

OPERATING PROFIT	2004 £m	2003 £m
America-Pacific	795	995
Asia-Pacific	515	473
Latin America	428	440
Europe	726	536
Africa and Middle East	366	337
	2,830	2,781
Restructuring costs	(331)	(437)
Investment costs written off	(50)	
Goodwill amortisation	(511)	(405)
Write down of loan to joint venture		(87)
	1,938	1,852
Operating profit, before exceptional items and goodwill amortisation, restated at comparable rates of exchange	2,981	2,781

*Volumes includes make-your-own cigarette "stix", as well as cigarettes. Comparative numbers have been restated, where applicable.

Net revenue includes £1,646 million (2003 £857 million) in respect of associates and joint ventures.

The net revenue analysis is based on the external sales in each region less duty, excise and other taxes.

The impact of the ETI and Reynolds American transactions on the above results are described on page 20.

The figures shown below have been produced using average rates of exchange for the years ended 31 December 2004 and 2003 respectively, with the previously reported quarterly figures for 2004 restated using average rates for the full year.

	3 months to			
	31.3.04	30.6.04	30.9.04	31.12.04
	£m	£m	£m	£m
America-Pacific	188	203	212	192
Asia-Pacific	122	129	144	120
Latin America	89	100	120	119
Europe	151	188	227	160
Africa and Middle East	88	89	93	96
	638	709	796	687
Restructuring costs	(5)	(36)	(110)	(180)
Investment costs written off				(50)
Goodwill amortisation	(119)	(119)	(132)	(141)
Total operating profit	514	554	554	316
Gain on disposal of subsidiaries			127	20
Gain on disposal of fixed asset investments				38
Profit on ordinary activities before interest	514	554	681	374
Net interest - subsidiary undertakings	(63)	(66)	(73)	(32)
Share of associates' and joint ventures' net interest			(2)	(1)
Profit before taxation	451	488	606	341

	3 months to			
	31.3.03	30.6.03	30.9.03	31.12.03
	£m	£m	£m	£m
America-Pacific	190	284	251	270
Asia-Pacific	119	109	130	115
Latin America	91	125	115	109
Europe	136	126	182	92
Africa and Middle East	84	74	95	84
	620	718	773	670
Restructuring costs		(281)	(22)	(134)
Goodwill amortisation	(100)	(102)	(101)	(102)
	520	335	650	434
Write down of loan to joint venture				(87)
Total operating profit	520	335	650	347
Loss on disposal of subsidiaries			(62)	(10)
Profit on ordinary activities before interest	520	335	588	337
Net interest - subsidiary undertakings	(51)	(47)	(55)	(56)
Share of associates' and joint ventures' net interest	(1)	(1)	(1)	(1)
Profit before taxation	468	287	532	280

31 December

	2004 £m	2003 Restated £m
Fixed assets		
Intangible assets	7,135	8,012
Tangible assets	2,232	2,578
Investments in associates and joint ventures	1,801	327
Other investments	400	396
	11,568	11,313
Current assets		
Stocks	2,145	2,582
Debtors	1,985	2,571
Current investments	85	108
Short term deposits and cash	1,893	2,283
	6,108	7,544
TOTAL ASSETS	17,676	18,857
Capital and reserves		
Share capital	535	550
Share premium account	37	33
Merger reserves	3,503	3,748
Capital redemption reserves	72	57
Other reserves	1,491	565
Profit and loss account (after deducting cost of own shares held in Employee Share Ownership Trusts of £182 million (2003 £187 million))	(418)	(592)
Shareholders' funds (including non-equity interests)	5,220	4,361
Minority shareholders' equity interest	196	225
	5,416	4,586
Other liabilities		
Provisions for liabilities and charges	1,354	1,541
Borrowings	7,097	7,610
Creditors	3,809	5,120
	12,260	14,271
TOTAL FUNDS EMPLOYED	17,676	18,857

See notes on pages 19 to 30.

For the year ended 31 December

	2004 £m	2003 Restated £m
Net operating cash flow from subsidiary undertakings (note 1)	2,596	3,067
Dividends from associates	81	46
Net cash inflow from operating activities	2,677	3,113
Returns on investments and servicing of finance	(417)	(424)
Taxation	(703)	(709)
Capital expenditure and financial investment	(265)	(422)
Net cash generation	1,292	1,558
Disposals less acquisitions	91	(1,820)
Equity dividends paid	(823)	(773)
Cash flow before use of liquid resources and financing	560	(1,035)
Management of liquid resources	375	(303)
Financing (note 2)	(889)	1,464
Increase in cash in the period	46	126

Reconciliation of net cash flow to movement in net debt (note 3)

	2004 £m	2003 Restated £m
Increase in cash in the period	46	126
Decrease/(increase) in debt	361	(2,200)
(Decrease)/increase in liquid resources	(375)	303
Change in net debt resulting from cash flow	32	(1,771)
Net debt acquired on purchase of subsidiaries		(35)
Other changes	2	
Differences on exchange	66	(34)
Movement in net debt in the period	100	(1,840)
Net debt at 1 January	(5,219)	(3,379)
Net debt at period end	(5,119)	(5,219)

1) Net operating cash flow from subsidiary undertakings

	2004 £m	2003 Restated £m
Operating profit	1,794	1,777
Depreciation	372	477
Goodwill amortisation	474	405
Decrease in stocks	40	179
Decrease/(increase) in debtors	3	(52)
(Decrease)/increase in creditors	(26)	97
(Decrease)/increase in provisions	(86)	157
Other	25	27
Net operating cash flow from subsidiary undertakings	2,596	3,067

2) Financing

	2004 £m	2003 Restated £m
Proceeds from issue of shares	4	5
Purchase of own shares	(492)	(698)
Employee share ownership trusts		
- purchase of own shares	(72)	(58)
- proceeds on exercise of options	32	15
(Decrease)/increase in debt	(361)	2,200
	(889)	1,464

3) Analysis of net debt

	1.1.04 £m	Cash flow £m	Other changes £m	Differences on exchange £m	31.12.04 £m
Cash and bank balances	517				478
Overdrafts	(172)				(121)
	345	46		(34)	357
Term borrowings	(7,366)	336		127	(6,903)
Finance lease obligations	(72)	25	(26)		(73)
Short term deposits	1,766	(353)	28	(26)	1,415
Current investments	108	(22)		(1)	85
	(5,219)	32	2	66	(5,119)

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements comprise the audited results for the years ended 31 December 2004 and 31 December 2003.

The audited Group results have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards.

Accounting Standard FRS17 on Retirement Benefits was issued in 2001 and represented a radical change in accounting for pension costs and other post-retirement benefits. During 2002, the Accounting Standards Board decided to allow deferral of full implementation of FRS17 until 2005, while the International Accounting Standards Board considers revisions to its standard on employee benefits.

Consequently, as the Group still reports under SSAP24 and is continuing to make use of the transitional arrangement permitted under FRS17, the reported income and shareholders' equity are not affected by the standard. However, additional disclosures are being made as required by the standard. The impact of FRS17 would be to increase Group pre-tax profit for 2004 by £41 million (2003 £34 million) and reduce reported shareholders' funds at 31 December 2004 by £285 million (2003 £486 million). The main reason for the reduction in the impact on shareholders' funds is the removal of the US operations as part of the Reynolds American transaction, which is described on page 20.

From 1 January 2004, the Group has amended its accounting for employee share schemes and Employee Share Ownership Trusts (ESOTs) in accordance with UITF abstracts 17 (as revised) and 38. As a result the cost of awards made under the share schemes is now calculated with reference to the fair value of the shares at the date of the award rather than the cost of the shares purchased by the Group. In addition, the net carrying value of shares held by the Group's ESOTs, previously shown as an asset in other investments in the balance sheet, is now deducted from shareholders' funds.

The comparative figures for 2003 have been restated to reflect the impact of these changes. Consequently, the interest of British American Tobacco's shareholders at 1 January 2003 and 31 December 2003, as published last year, has been reduced by £107 million and £122 million respectively to reflect the deduction of the net carrying value of the shares from shareholders' funds. The impact of the revision to UITF 17 on the charges in respect of the share scheme awards is not material.

As explained in the Appendix, from the first quarter results for 2005 the Group will report in accordance with International Financial Reporting Standards.

On 4 April 2003, the Group announced that it had acquired controlling interests in a number of companies in Peru, including Peru's leading tobacco company Tabacalera Nacional S.A.A. With the aggregate consideration to the vendors of all the various shareholdings acquired of £146 million, the goodwill arising on these transactions is £132 million.

It was announced on 4 August 2003 that the Group had successfully bid for a 67.8 per cent holding in the Serbian tobacco company Duvanska Industrija Vranje. The Group's shareholding was subsequently increased to 78.8 per cent, which brought the total consideration to £43 million. The acquisition resulted in goodwill of £40 million. In addition, the Group has committed to invest £17 million in factory modernisation over two years and further amounts over five years on social programmes.

On 23 December 2003, the Group completed the acquisition of Ente Tabacchi Italiani S.p.A., Italy's state tobacco company, for €2.32 billion. The goodwill arising on this transaction amounts to £1.6 billion. In a separate transaction, on 29 December 2004 the Group sold Etinera S.p.A., the distribution business of the Italian subsidiary, for €590 million. This resulted in a profit of £20 million, after allocating the relevant portion of the goodwill on the ETI acquisition to Etinera.

It is estimated that the acquisition, contributed £1,451 million of net turnover and £157 million of operating profit to the Group results for the year. Excluding Etinera, ETI contributed £337 million and £115 million respectively.

The Group announced on 27 October 2003 and completed on 30 July 2004 the agreement to combine Brown & Williamson's (B&W) US domestic businesses with R.J. Reynolds (RJR) under Reynolds American Inc., a new holding company 58 per cent owned by RJR shareholders and 42 per cent by the Group, through B&W. The Group also sold Lane to Reynolds American for US$400 million in cash.

This transaction has been accounted for in accordance with UITF abstract 31, which gives rise to goodwill relating to the Group's investment in Reynolds American Inc. and a gain on the partial disposal of the US domestic businesses. The goodwill on the transaction is provisionally estimated at £1,693 million, with a gain on the partial disposal of £1,045 million. Of this amount £127 million is included in the Group profit and loss account as a realised gain, reflecting the cash element of the transaction. In addition, £918 million is included in the statement of total recognised gains and losses as an unrealised gain.

The Group has consolidated the results of B&W and Lane for the seven months to the end of July 2004, while for the five months of August to December 2004, Reynolds American Inc. is accounted for as an associated undertaking. In the year to 31 December 2004, Reynolds American contributed £789 million of net turnover and £146 million of operating profit before exceptional items, while B&W and Lane contributed £960 million of net turnover and £149 million of operating profit. In the comparative year B&W and Lane contributed £1,974 million in net turnover and £316 million in operating profit.

The Group ceased to be the controlling company of British American Racing (Holdings) Ltd (BAR) on 7 December 2004 when BAR went into administration, and consequently ceased to consolidate BAR from that date. In January 2005, a joint venture between British American Tobacco and Honda Motor Co. Ltd. acquired the BAR business. As there is now shared control with Honda, BAR will in future be reported as an associated company.

CONVERTIBLE REDEEMABLE PREFERENCE SHARES

On 7 June 1999, the Company issued 241,734,651 convertible redeemable preference shares (CRPS) of 25p each to R&R Holdings SA as part consideration for the acquisition of the issued share capital of Rothmans International BV. Subsequently, in accordance with the terms of the CRPS, 50 per cent of the CRPS were redeemed for cash on 7 June 2000 and the remaining 50 per cent were converted into the same number of ordinary shares on 3 June 2004.

EXCHANGE RATE EFFECTS

The results of overseas subsidiaries and associates have been translated to sterling at average rates of exchange. The operating profit before goodwill and exceptional items was reduced by £151 million as sterling average rates strengthened against almost all currencies.

The principal exchange rates used were as follows:

	Average		Closing	
	2004	2003	2004	2003
US dollar	1.830	1.635	1.920	1.790
Canadian dollar	2.384	2.288	2.300	2.313
Euro	1.475	1.445	1.413	1.419
South African rand	11.821	12.331	10.816	11.949

During 2003, the Group commenced a detailed review of its manufacturing operations and organisational structure, including the initiative to reduce overheads and indirect costs.

As a result, in the second quarter of 2003, the Group announced proposals to restructure the businesses in the UK and Canada. These proposals included the closure of the Darlington factory in the UK, with manufacturing consolidated in the larger Southampton plant, and a major restructuring of the business in Canada. This included the closure of the Montreal factory with production transferred to other Canadian facilities, as well as the closure of the leaf threshing operations at Aylmer, Ontario.

Manufacturing rationalisation continued in the second half of 2003, notably with the agreed closure plan for the Merksem factory in Belgium. In addition, there have been a number of changes to the organisational structure at all levels of the Group and a review of the supply chain is underway.

The above restructurings continued during 2004, with further announcements during the year principally in respect of a reorganisation of the Group's business in Germany, the closing and downsizing of some factories and the integration of the Smoking Tobacco and Cigars operations with the cigarette businesses in Europe and the UK.

The results of subsidiary undertakings for the year include a charge for restructurings of £206 million (2003 £437 million).

Following the combination of Brown & Williamson with R.J. Reynolds as described on page 20, the new company Reynolds American incurred restructuring costs in integrating the two businesses. For the period to 31 December 2004 the Group's share of these amounted to £125 million, mainly in relation to asset write downs and staff costs.

INVESTMENT COSTS WRITTEN OFF

Considering the uncertainty of the timetable and the significant hurdles in establishing a major strategic investment in China, the Group has decided to write off all costs previously capitalised in reaching this stage of the project.

GOODWILL AMORTISATION

The amortisation charge of £474 million (2003 £405 million) for subsidiaries is in respect of goodwill which principally arose from the Rothmans transaction during 1999, the Imasco transaction during 2000 and the ETI transaction during 2003. The increase in the charge mainly reflects the impact of the acquisition of ETI at the end of 2003. The £37 million charge for associates reflects five months in respect of Reynolds American.

WRITE DOWN OF LOAN TO JOINT VENTURE

The write down in 2003 relates to the reduction in value of the convertible loan stock of British American Racing (Holdings) (BAR), as part of taking a controlling interest in that company. On 12 December 2003, the Group converted US$136 million of its convertible loan stock in BAR, raising its shareholding in BAR from 50 per cent to 89.7 per cent and changing the status of BAR from a joint venture to a subsidiary. No goodwill was created by this transaction. Subsequent changes in the BAR investment are described on page 21.

GAIN/(LOSS) ON DISPOSAL OF SUBSIDIARIES AND INVESTMENTS

In 2004, a gain on disposal of £127 million arises from the agreement to combine Brown & Williamson with R.J. Reynolds, as well as a £20 million gain on the disposal of Etinera, as described on page 20.

In October 2004, the Group sold two fixed asset investments, its 20 per cent stake in Lakson Tobacco Company in Pakistan and Bollore Investissement S.A. in France. The total proceeds were £66 million, resulting in a profit on disposal of £38 million.

In 2003, there was a loss on disposal of subsidiaries. On 29 September 2003, a subsidiary of the Group absolutely and irrevocably transferred to a newly created trust (the Trust) all of its rights, title and interest in and to 100 per cent of the issued and outstanding shares of The Flintkote Company (Flintkote) together with US$3 million in cash and did not receive any consideration in return. The Trust, administered by a trustee, was created for the management, conservation and eventual disposition of the assets transferred to the Trust and named a medical facility active in the research and treatment of asbestos-related diseases as ultimate beneficiary. The Group will have no continuing involvement in the Trust. Since by virtue of this arrangement Flintkote was no longer a Group subsidiary, the Group ceased to consolidate Flintkote effective 29 September 2003. The transfer resulted in a loss on disposal of £62 million before tax.

The loss on disposal of subsidiaries in 2003 also includes a provision for losses on the announced sale of the Group's shareholding in a company in Myanmar.

INTEREST AND INTEREST COVER

Net interest rose by £24 million to £237 million due to the impact of the share buy-back programme and the interest cost of acquisitions, partly offset by the benefit from the Group's cash flow and the release of interest accruals following resolution of tax issues.

The Group's interest cover was distorted by goodwill amortisation and exceptional items. On an adjusted basis, interest cover based on profit before interest paid over interest paid was 8.1x (2003 8.8x) reflecting the higher level of interest paid in 2004.

	Year to	
	31.12.04	31.12.03
	£m	£m
British American Tobacco p.l.c. and subsidiary undertakings		
- overseas	663	821
Adjustments in respect of prior periods	(66)	(49)
	----	----
Current taxation	597	772
Deferred taxation	57	(48)
	----	----
British American Tobacco p.l.c. and subsidiary undertakings	654	724
Share of associates and joint ventures	57	55
	----	----
	711	779
Share of associate's exceptional credit	(49)	
	----	----
	662	779
	====	====
Tax rate	35.1%	49.7%
	====	====

The tax rate for 2003 was adversely affected by the loss on disposal of subsidiaries and the impact of the restructuring costs, whilst the tax rate for 2004 has benefited from the tax free profit on disposal of subsidiaries and other investments, as well as exceptional credits arising from tax recoveries in Reynolds American Inc. The tax rates for each period are also adversely affected by goodwill amortisation.

Both years benefited from the resolution of various outstanding tax issues. The underlying tax rate reflected in the adjusted earnings per share shown below was 31.9 per cent (2003 33.5 per cent) and the decrease reflects changes in the mix of profits and the resolution of tax audits.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the year (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of diluted earnings per share the weighted average number of shares reflects the potential dilution effect of employee share schemes and, up to their redemption on 3 June 2004, the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares. For 2003 the convertible redeemable preference shares were not dilutive for the unadjusted earnings per share calculation.

The earnings have been distorted by exceptional items and goodwill amortisation. To illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share Year to	
	31.12.04 (pence)	31.12.03 (pence)
Unadjusted earnings per share	50.93	26.69
Convertible redeemable preference shares		1.47
Effect of restructuring costs	9.88	15.71
Investment costs written off	2.31	
Effect of goodwill amortisation	23.70	18.07
Effect of write down of loan to joint venture		3.88
Effect of tax recoveries in associated company	(2.27)	
Effect of disposal of subsidiaries	(6.82)	3.39
Effect of disposal of fixed asset investments	(1.90)	
Adjusted earnings per share	75.83	69.21

Similar types of adjustments would apply to basic earnings per share which, on an adjusted basis, would be 77.91p (2003 70.70p) compared to unadjusted amounts of 52.20p (2003 26.93p).

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the year to December 2004, 59 million shares were bought at a cost of £493 million (2003 106 million shares at a cost of £698 million).

GROUP RESERVES

The Group reserve movements are summarised on page 12.

Shareholders' funds were £859 million higher at £5,220 million. This reflected the retained profit after payment of dividends and the unrealised gain on the Reynolds American transaction, which more than offset the impact of the share buy-back programme. Exchange movements only had a small impact on shareholders' funds as the weakening of the year end US dollar rate was offset by a stronger rand rate and a small strengthening of the euro and Canadian dollar rates.

Shareholders' funds comprise £5,220 million (2003 £3,551 million) of equity interests and £nil million (2003 £810 million) of non-equity interests.

The Group's cash flow is summarised on page 17.

The Group's net cash inflow from operating activities was £436 million lower at £2,677 million, reflecting the timing of cash flows in respect of restructuring costs, the impact of the Reynolds American transaction on flows in respect of US settlement costs and the large reduction in stock levels in 2003, together with the impact of the strengthening of sterling against most currencies.

Capital expenditure and financial investment was £157 million lower at £265 million due to both a lower level of capital expenditure and a reduction in purchases of investments. However, there was little change in returns on investments and servicing of finance or the outflow for taxation. Consequently net cash generation was £266 million lower at £1,292 million.

Cash flows in respect of acquisitions less disposals were relatively small in 2004, with a net inflow of £91 million due to the disposal of Etinera and the Reynolds American transaction. The comparative period showed an outflow of £1,820 million principally due to the acquisition of the companies in Italy, Serbia and Peru (see page 20).

With equity dividends paid of £823 million (2003 £773 million), the Group's net cash inflow after dividends paid was £560 million compared to a net outflow in 2003 of £1,035 million.

The cost of shares purchased for the buy-back programme was £492 million (2003 £698 million) and the net outflow for employee share schemes was £40 million (2003 £43 million).

These, after a £66 million benefit from the impact of exchange on net debt, resulted in the Group's net debt falling by £100 million to £5,119 million.

The decrease in net debt was reflected in cash, short term deposits and current investments £413 million lower at £1,978 million and debt reducing by £513 million to £7,097 million.

CONTINGENT LIABILITIES

There are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries.

Product liability litigation

Group companies, notably Brown & Williamson Holdings, Inc. (formerly Brown & Williamson Tobacco Corporation) ("B&W"), as well as other leading cigarette manufacturers, are defendants, principally in the US, in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

Indemnity
On 30 July 2004, B&W completed transactions combining its US tobacco business assets, liabilities and operations with R.J. Reynolds Tobacco Company. A new company called R.J. Reynolds Tobacco Company ("RJRT") was created as a result of the combination transactions. These transactions (the "Business Combination") were accomplished through a new publicly traded holding company Reynolds American Inc. ("RAI"), which is the indirect parent corporation of RJRT. The Group, through B&W, owns approximately 42% of the outstanding common stock of RAI. As a result of the Business Combination: (a) B&W discontinued the active conduct of any tobacco business in the US; (b) B&W contributed to RJRT all of its assets other than the capital stock of certain subsidiaries engaged in non-US businesses and other limited categories of assets; (c) RJRT assumed all liabilities of B&W (except liabilities to the extent relating to businesses and assets not contributed by B&W to RJRT and other limited categories of liabilities) and contributed subsidiaries or otherwise to the extent related to B&W's tobacco business as conducted in the US on or prior to 30 July 2004; and, d) RJRT agreed to indemnify B&W and each of its affiliates (other than RAI and its subsidiaries) against, among other matters, all losses, liabilities, damages, expenses, judgments, attorneys' fees, etc, to the extent relating to or arising from such assumed liabilities or the assets contributed by B&W to RJRT (the "RJRT Indemnification"). The scope of the RJRT Indemnification includes all expenses and contingent liabilities in connection with litigation to the extent relating to or arising from B&W's US tobacco business as conducted on or prior to 30 July 2004, including smoking and health tobacco litigation, whether the litigation is commenced before or after 30 July 2004 (the "tobacco litigation").

Pursuant to the terms of the RJRT Indemnification, RJRT is liable for any possible judgments, the posting of appeal bonds or security, and all other expenses of and responsibility for managing the defence of the tobacco litigation. RJRT has assumed control of the defence of the tobacco litigation involving B&W and RJRT is also a party in most (but not all) of the same cases. Accordingly, RJRT uses or plans to use the same law firm or firms to represent both B&W and RJRT in any single or similar case (except in certain limited circumstances) as RJRT's interests are typically aligned with B&W's interests, and RJRT has substantial experience in managing recognized outside legal counsel in defending the tobacco litigation, and outside counsel have independent professional responsibilities to represent the interests of B&W. In addition, in accordance with the terms of the RJRT Indemnification, affiliates of B&W have retained control of the defence in certain tobacco litigation cases with respect to which such affiliates are entitled to indemnification.

US Litigation

1. Medical reimbursement cases

These civil actions seek to recover amounts spent by government entities and other third party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking. Although B&W continues to be defendant in health-care cost recovery cases involving plaintiffs, such as hospitals, Native American tribes, and local and foreign governments, the vast majority of such cases have been dismissed on legal grounds.

2. Class actions

As at 31 December 2004, B&W was named as a defendant in some 14 (2003 36) separate actions attempting to assert claims on behalf of classes of persons allegedly injured by smoking. In the Engle case (Florida), one jury awarded compensatory damages totalling US$12.7 million and assessed US$17.6 billion in punitive damages against B&W. On 21 May 2003, the intermediate appellate court reversed the trial court's judgment and remanded the case to the trial court with instructions to decertify the class. On 12 May 2004, the Florida Supreme Court agreed to review this case. Oral argument was held on 3 November 2004 and a decision is awaited. In a Louisiana medical monitoring case brought on behalf of Louisiana smokers (Scott) the jury made findings against the defendants on claims relating to fraud, conspiracy, marketing to minors and smoking cessation. On 21 May 2004, the jury returned a verdict in the amount of US$591 million. On 29 September 2004, the defendants posted a US$50 million bond of which RJRT posted US$25 million (i.e. the portions for RJRT and B&W) towards the bond. A new class action complaint (Scheab, formerly known as McLaughlin) was filed in The US District Court for the Eastern District of New York on 11 May 2004 against B&W and other UK-based Group companies. The judge has advised the parties that he will issue his class certification ruling on 31 August 2005 and a trial date of 14 November 2005 has been set.

3. Individual cases

Approximately 3,867 cases were pending against B&W at 31 December 2004 (2003 4,245), filed by or on behalf of individuals in which it is contended that diseases or deaths have been caused by cigarette smoking or by exposure to environmental tobacco smoke (ETS). Of these cases: (a) approximately two thirds are ETS cases brought by flight attendants who were members of a class action (Broin) that was settled on terms that allow compensatory but not punitive damages claims by class members; (b) approximately one quarter are cases brought in consolidated proceedings in West Virginia; and (c) only about 10 per cent are cases filed by other individuals. Of the cases that went to trial or were decided or remained on appeal during 2004, several resulted in verdicts against B&W. In April 2003, a Florida jury (Eastman) awarded US$650,000 damages against B&W and on 29 October 2004 RJRT, pursuant to its obligation to

indemnify B&W, sent the plaintiff's counsel the amount of the judgment, attorneys fees and costs, plus accrued interest (approximately US$1.2 million). On 7 January 2005, the Court of Appeals for the Eighth Circuit upheld the first instance (Boerner) compensatory damages award of US$4.025 million and reduced the punitive damages award to US$5 million. In December 2003, a New York jury (Frankson) awarded US$350,000 compensatory damages against B&W and two industry organisations. In January 2004, the same jury awarded US$20 million punitive damages. On 22 June 2004, the trial judge granted a new trial unless the parties agree to an increase in compensatory damages to US$500,000 and a decrease in punitive damages to US$5 million, of which US$4 million would be assigned to B&W. On 25 January 2005, B&W noticed an appeal to the Supreme Court of the State of New York. On 1 February 2005, a Missouri jury (Smith) awarded US$500,000 in compensatory damages against B&W and then, on 2 February 2005, awarded US$20 million in punitive damages, also against B&W. Post trial motions will be filed within the appropriate time.

4. Conduct-based claims
On 22 September 1999, the US Department of Justice brought an action in the US District Court for the District of Columbia against various industry members, including R.J. Reynolds Tobacco Company and B&W. British American Tobacco (Investments) Limited (formerly called British-American Tobacco Company Ltd) is also now a co-defendant in the action. The trial of this claim seeking disgorgement of profits pursuant to the federal Racketeer Influenced and Corrupt Organizations (RICO) Act, began on 21 September 2004. The trial is expected to last at least six months. On 4 February 2005, the Court of Appeals ruled that the government could not claim disgorgement of profits. The Government is seeking to appeal.

5. Other claims
As at 31 December 2004, two (2003 seven) cases were pending on behalf of asbestos companies, seeking reimbursement for costs and judgements paid in litigation brought by third parties against them. As at 31 December 2004, B&W was named as defendant in 3 (2003 4) US cases brought by foreign government entities seeking reimbursement of medical costs which they incurred for treatment for persons in their own countries who are alleged to have smoked imported cigarettes, including those manufactured by B&W.

Other foreign litigation
At year end, active claims against Group companies existed in 19 other countries but the only countries with more than five active claims were Argentina, Brazil, Canada, Italy, the Netherlands and the Republic of Ireland. In Canada, the constitutionality of the Tobacco Damages and Health Care Costs Recovery Act is under appeal to the Supreme Court of Canada. In Quebec, in February 2005, 2 smoking and health class actions were certified. These decisions will be appealed in due course.

Conclusion
While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Company believes that the defences of the Group companies to all these various claims are meritorious both on the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgement were entered against any of the Group companies in any case, an appeal would be made. Such appeals could require the appellants to post appeal bonds or substitute security in amounts which could in some cases equal or exceed the amount of the judgement. In any event, with regard to US litigation, the Group has the benefit of the RJRT Indemnification. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this and by the final outcome of any particular litigation. Having regard to these matters, the Directors (i) do not consider it appropriate to make any provision in respect of any pending litigation and (ii) do not believe that the ultimate outcome of all this litigation will significantly impair the financial condition of the Group.

ANNUAL REPORT AND ACCOUNTS

The above figures have been extracted from the Group's full financial statements which, for the year ended 31 December 2003 have been delivered and for the year ended 31 December 2004, will be delivered to the Registrar of Companies. Both carry an unqualified audit report. The Annual General Meeting will be held on 28 April 2005 at the Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB.

The report and accounts will be posted to shareholders in March 2005.

Alan F Porter
Secretary
1 March 2005

RESTATEMENT OF FINANCIAL INFORMATION
INTERNATIONAL FINANCIAL REPORTING STANDARD (IFRS)

The Group currently prepares its financial statements under UK Generally Accepted Accounting Principles (UK GAAP). From 1 January 2005 onwards, the Group is required to prepare its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU) and implemented in the UK. The accounting policies to be applied under IFRS are set out on pages 14 to 22. This change applies to all financial reporting for accounting periods beginning on 1 January 2005 and, consequently, the Group's first IFRS results will be for the three months to 31 March 2005. As the 2005 financial statements include comparatives for 2004, the Group's date of transition to IFRS under IFRS1 (First time adoption of IFRS) will be 1 January 2004 and the 2004 comparatives will be restated to IFRS.

To explain how the Group's reported performance and financial position are affected by this change, set out on pages 9 to 13 is a comparison of key figures under UK GAAP for 2004 with unaudited restated IFRS results.

The key figures set out on pages 9 to 13 are based on the IFRS expected to be applicable as at 31 December 2005 and the interpretation of those standards. IFRSs are subject to possible amendment by and interpretative guidance from the International Accounting Standards Board, as well as the ongoing review and endorsement by the EU, and are therefore still subject to change. These figures may therefore require amendment, to change the basis of accounting and/or presentation of certain financial information, before their inclusion in the IFRS financial statements for the year to 31 December 2005 when the Group prepares its first complete set of IFRS financial statements.

IFRS1 permits those companies adopting IFRS for the first time certain exemptions from the full requirements of IFRS in the transition period. The Group has taken the following key exemptions, as explained in the accounting policies on pages 14 to 22.

(i) Business combinations prior to the date of transition are not restated.

(ii) All cumulative actuarial gains and losses for employee benefits have been recognised at the date of transition.

(iii) As described in note (o) on page 6 and accounting policy 15 on page 19, IAS32 and IAS39 on financial instruments are being applied prospectively from 1 January 2005 and consequently the restated figures for 2004 do not reflect the impact of these standards.

(iv) Cumulative exchange differences recognised separately in equity under IFRS are taken as nil at the date of transition.

IFRS does not contain the same specific presentation of "exceptional" items as UK GAAP but does require additional line items where necessary to an understanding of an entity's financial performance. Given the material distortions to the profit from operations under IFRS, the Group therefore intends to continue to identify separately items similar to those previously treated as exceptional under UK GAAP. Therefore, on the basis of the IFRS income statement figures on page 10, for 2004 the income statement would include the following lines between revenue/normal expenses and net finance costs

	2,589
Restructuring costs	(206)
Investment costs written off	(50)
Disposal of subsidiaries and fixed asset investments	1,427
Profit from operations	3,760

Similarly after the line for share of post tax results of associates there would be memorandum lines to identify the impact of brand impairment (£(49) million), restructuring costs £(63) million) and exceptional tax recoveries (£49 million).

Revenue included on page 10 is after deducting duty, excise and other taxes and excludes the share of associated company turnover.

The disposals line on pages 10 and 13 comprises the gains on disposal of subsidiaries and fixed asset investments.

The main adjustments in changing to IFRS are as follows and the tables on pages 9 to 13 are cross referenced to the notes below where relevant.

(a) Under UK GAAP the Group accounted for post retirement benefits under SSAP24, whereby the costs of providing pensions and post-retirement health care benefits were charged against operating profit on a systematic basis with surpluses and deficits arising allocated over the expected average remaining service lives of current employees. The approach under IFRS is described in accounting policy 6 on page 16 and the impact on the income statement is similar to the FRS17 disclosure under UK GAAP except that the unwinding of the discounting on liabilities and the expected return on assets are included in operating profit rather than net finance costs.

The adjustments to the UK GAAP balance sheet to reflect the adoption of IAS19 at the date of transition are as follows:

	31 December 2004	1 January 2004
Other investments	(363)	(341)
Retirement benefit assets	16	14
Deferred tax assets	41	174
Trade and other receivables	(154)	(189)
Retirement benefit liabilities	186	(201)
Deferred tax liabilities	23	33
Trade and other payables	15	18
Minority interests	(1)	(1)
Shareholders' funds	(237)	(493)

The changes in the total adjustment and the components principally reflect the removal of Brown & Williamson following the Reynolds American transaction.

(b) As described in accounting policy 9 on page 18 under IFRS it is necessary to provide deferred tax on the unremitted profit of associates and part of the unremitted profit of subsidiaries. This is not required under UK GAAP. As at 31 December 2004 this resulted in an additional deferred tax liability of £49 million (1 January 2004 £40 million) and for the year ended 31 December 2004 an additional charge of £7 million.

Under IFRS, it is also necessary to provide deferred tax on the difference between the carrying values and tax base of assets in operations which use inflation accounting, as well as all differences between the carrying values and tax base for land and buildings. As at 31 December 2004 these resulted in an additional deferred tax liability of £16 million (1 January 2004 £19 million).

(c) Under UK GAAP, the final dividend for the year is provided in the results for that year whereas, as described in accounting policy 16 on page 22, under IFRS it is provided in the year that it is declared.

(d) Under UK GAAP, certain of the Group's share-based compensation plans did not result in a charge as they had no intrinsic value or were financed by new shares. However other schemes financed by the purchase of shares did have an intrinsic value and were charged to operating profit over the vesting period based on the share price at the date of grant. Under IFRS all share schemes result in a charge based on the fair value of the grant as described in accounting policy 7 on page 17.

Cash settled share-based payments result in the recognition of an additional liability at 31 December 2004 of £8 million (1 January 2004 £6 million).

(e) Under UK GAAP, operating profit, net finance costs, taxation and minority interests included the Group's share of the associates results (£144 million, £(3) million, £(8) million and £(2) million respectively for 2004). Under IFRS, the income statement only includes the Group's share of the post-tax and minority results of the associates as one line before the Group's pre-tax profit.

Previously under UK GAAP, interest on finance leases was included in operating profit whereas under IFRS it is included in net finance costs. For the year ended 31 December 2004 this resulted in a reallocation of £4 million.

Under UK GAAP, the gains and losses on the disposal of subsidiaries and fixed asset investments were shown as an exceptional item below operating profit (£185 million in 2004). Also the £918 million unrealised gain in respect of the Reynolds American transaction was included in the Statement of Total Recognised Gains and Losses. Under IFRS both these gains are included in the profit from operations.

In addition, the gain on the disposals is different under IFRS as it is not necessary to write back the goodwill previously written off to reserves under UK GAAP, as described in accounting policy 3 on page 15, which results in an additional £216 million gain on disposal under IFRS.

(f) Under UK GAAP, goodwill on the balance sheet is amortised over its useful economic life. As described in accounting policy 3 on page 15 goodwill is not amortised under IFRS from 1 January 2004.

The gain on the disposal of Etinera is reduced by £20 million under IFRS as the goodwill allocated to this operation would not have been amortised.

Under IFRS, as negative goodwill arises it is recognised immediately in the income statement and therefore £6 million of negative goodwill under UK GAAP as at 1 January 2004 and 31 December 2004 is released to shareholders' equity on transition to IFRS.

(g) Exchange differences on certain inter company balances which do not meet the functional currency requirements under IAS21 are shown in the income statement not reserve movements and amounted to a pre-tax net gain of £1 million in net finance costs for the year ended 31 December 2004. As these amounts are generated by exchange movements they will vary from period to period. However, for most items, there are equal and offsetting amounts in reserve movements on consolidation and equity is unaffected.

In addition £1 million of exchange losses have been reclassified from operating profit to net finance costs.

(h) (i) Under UK GAAP companies operating in a hyper inflationary environment were permitted to adjust for inflation by accounting in a hard currency, whereas under IFRS it is almost always required to use a system based on indexation. For the year ended 31 December 2004, this resulted in increases in revenue of £4 million and operating profit of £7 million.

(ii) Under UK GAAP, where there are losses in subsidiaries with minority interests, the relevant share of the losses is allocated to minorities. This is generally not permitted under IFRS and so minority interests are increased by £1 million at 31 December 2004 (1 January 2004 £7 million) and shareholders' equity is reduced by the same amount. The effect in the year ended 31 December 2004 is to increase minority interests and reduce retained profit by £6 million.

(i) Under UK GAAP, the book value of derivative financial instruments (cross currency swaps and forward foreign exchange contracts) in respect of borrowings and short term deposits was included in their carrying value on the balance sheet. Under IFRS, the book value of these derivatives is shown separately on the balance sheet and as at 31 December 2004 the adjustments are as follows:

Derivative financial instruments - assets	146
Cash and cash equivalents	7
Increase in borrowings	(89)
Derivative financial instruments - liabilities	(64)

(j) The application of IFRS to the results of associated companies reduced the Group's share of their post-tax results by £42 million for the year ended 31 December 2004, or a reduction of £5 million excluding the two exceptional items noted below. The adjustments principally arise in respect of post-retirement benefits, inventories, intangibles and property, plant and equipment. With the separate recognition of intangibles under IFRS, there is a £49 million impairment charge (net of tax) following the implementation of a review of brand strategies resulting from the combination of R. J. Reynolds and Brown & Williamson. The adjustment in respect of post-retirement benefits, reflected in the Brown & Williamson liabilities as at the date of transition and consequently the net assets of Reynolds American Inc., results in a £128 million increase in the gain on disposal of Brown & Williamson and a £12 million (net of tax) reduction in the restructuring costs in Reynolds American Inc.

The application of IFRS, including the non amortisation of goodwill, decreases the Group's carrying value of associates as at 31 December 2004 by £84 million.

(k) Under UK GAAP, software assets were included as part of property, plant and equipment whereas under IFRS, unless they are integral to another fixed asset, they are included as part of intangible assets. As at 31 December 2004 these amounted to £92 million.

(l) Cash and cash equivalents under IFRS comprise cash and short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

The format of the cash flow statement will change and the IFRS cash flow statement will explain the change in cash and cash equivalents, rather than just cash as under UK GAAP. However, the net debt position is unaffected and a reconciliation of this will continue to be provided as additional information.

(m) Under both UK GAAP and IFRS, basic earnings per share are based on the profit attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts). The difference between the UK GAAP and IFRS figures is therefore largely the result of the different treatment of the profit on disposal of subsidiaries as described in (e) above and amortisation of goodwill as described in (f) above.

For both UK GAAP and IFRS, the adjusted diluted earnings per share uses a similar number of shares, with profit adjusted to exclude restructuring costs, investment costs written off, profit on disposal of subsidiaries and fixed asset investments, goodwill amortisation/impairment of brands and the exceptional credits arising from tax recoveries in Reynolds American Inc. in 2004.

(n) Under IFRS, the Group will continue to report regional business segments as for UK GAAP. However, shared Group costs, which are corporate costs that are not directly attributable to individual segments under IFRS, will now be shown as a separate line in the segmental analyses.

(o) As described in accounting policy 15 on page 19, IAS32 and IAS39 on financial instruments will be applied prospectively from 1 January 2005. Consequently the restated figures for 2004 do not reflect the impact of these standards.

These are complex standards which are also continuing to change. When coupled with the fact that the apparent accounting implications do not always match the underlying economic rationale for the transaction, this makes the application somewhat problematic. What is an appropriate and effective hedging transaction in economic terms does not always meet the current tests for hedge accounting under these standards.

However, on the current understanding of IAS32 and IAS39, it is expected that the main implications of applying these standards in 2005 will be as follows:

(i) The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold derivatives for trading purposes but under IFRS, if the tests for hedge accounting are not met, the derivatives are treated as if held for trading purposes. The implications are:

- Following earlier amendments to IAS39, it has not been possible to obtain hedge accounting for derivatives on forecast inter company transactions such as hedging the currency risk on sales or purchases. Consequently the changes in the fair value of these derivatives would be included in operating profit and create volatility. However, it has recently been announced that this particular aspect of IAS39 will be amended to allow hedge accounting for highly probable forecast inter company transactions which should avoid the potential distortion in reported profit. As this would be a cash flow hedge, the impact would then go to reserves until maturity which would still therefore reflect the volatility.

- For many other derivatives used by the Group it is possible to obtain hedge accounting or the implications of not doing so are not material. However there will be a few instances where hedge accounting is not possible and the implications for volatility in net finance costs could potentially be material.

(ii) Available for sale investments will be marked to market with changes in value taken to reserves and recycled to income when the investment is sold. This is not expected to have a material impact on the Group.

(iii) Under UK GAAP the approach on foreign currency borrowings used as net investment hedges was to pool these at a Group level and consider the effectiveness of hedging at a consolidated Group level. IFRS requires each borrowing to be considered separately for hedge effectiveness. There is currently a question as to whether hedge effectiveness under IAS39 can be established for all our foreign currency borrowings and, if not, potentially volatile exchange gains or losses would be reported in net finance costs when there are equal and offsetting losses or gains in reserves on consolidation and no net impact on Group equity.

(iv) Certain existing assets will be derecognised at date of transition but these will not be material.

(v) Interest accruals will be reclassified from other receivables/payables to form part of the carrying value of the related financial asset or liability.

(vi) The net debt position as reported in the accounts will change with the implementation of IAS39.

With the publication of the first quarter result for 2005, which will reflect the application of IAS32 and IAS39, the Group will provide a restatement of the opening balances at 1 January 2005 to explain the changes as a result of these two standards.

The effect of the change to IFRS on shareholders' funds as at 1 January 2004 is as follows:

	£m
UK GAAP - shareholders' funds	4,361
Post retirement benefits - note (a)	(493)
Deferred taxation - note (b)	(59)
Dividends - note (c)	585
Share schemes - note (d)	(6)
Other changes - note (f) and (h)	(1)

IFRS - shareholders' funds	4,387
	=====

The effect of the change to IFRS on the income statement for the year ended 31 December 2004 is as follows:

	UK GAAP	Reallocations	Goodwill	Post Retirement benefits	Share Schemes	Others	IFRS
Notes		(e)	(f)	(a)	(d)	(b)(g)(h)(j)	(m)
	£m	£m	£m	£m	£m	£m	£m
Revenue	10,764					4	10,768
Profit from operations*	1,794	1,323	454	60	(5)	134	3,760
Net Finance costs	(237)	(1)		(18)		2	(254)
Share of associates**	144	(13)	37			(42)	126
Disposals	185	(185)					-
Pre-tax profit	1,886	1,124	491	42	(5)	94	3,632
Taxation	(662)	8		(12)		(7)	(673)
Post tax profit	1,224	1,132	491	30	(5)	87	2,959
Minorities	(126)	2				(6)	(130)
Retained profit	1,098	1,134	491	30	(5)	81	2,829
*After:							
Restructuring costs	(206)						(206)
Investment costs written off	(50)						(50)
Goodwill	(474)		474				-
Disposals		1,319	(20)			128	1,427
	(730)	1,319	454			128	1,171
**after: Restructuring costs	(125)	50				12	(63)
Goodwill	(37)		37				-
Brand impairment						(49)	(49)
Exceptional tax credits		49					49
	(162)	99	37			(37)	(63)
Basic earnings per share - note (n)	55.20p						135.11p
Adjusted diluted earnings per share - note (n)	75.83p						76.53p

The effect of the change to IFRS on the balance sheet as at 31 December 2004 is as follows:

	UK GAAP	Post Retirement benefits	Deferred Tax	Dividends	Goodwill	Others	IFRS
		(a)	(b)	(c)	(f)	(d)(h)(i)(j)	(m)
Notes	£m	£m	£m	£m	£m	£m	£m
Assets	17,676	(460)			473	86	17,775
Shareholders' funds	5,220	(237)	(65)	617	473	(89)	5,919
Minorities	196	1				1	198
Liabilities	12,260	(224)	65	(617)		174	11,658
	17,676	(460)			473	86	17,775

The assets as at 31 December 2004 under IFRS comprise:	**£m**
Intangible assets note k	7,700
Property, plant and equipment note k	2,162
Investments in associates and joint ventures	1,717
Retirement benefit assets	16
Deferred tax assets	246
Available for sale investments	14
Trade and other receivables	199
Derivative financial instruments	134
Total non current assets	12,188
Inventories	2,143
Income tax receivable	51
Trade and other receivable	1,277
Available for sale investments	86
Derivative financial instruments	179
Cash and cash equivalents note l	1,851
Total current assets	5,587
Total assets	17,775

The liabilities as at 31 December 2004 under IFRS comprise:

Borrowings	5,978
Retirement Benefit Liabilities	549
Deferred tax liabilities	232
Other provisions for liabilities and charges	143
Trade and other payables	157
Derivative financial instruments	41
Total non current liabilities	7,100
Borrowings	1,210
Income tax payable	352
Other provisions for liabilities and charges	298
Trade and other payables	2,628
Derivative financial instruments	70
Total current liabilities	4,558
Total liabilities	11,658

Quarterly results for 2004

As a result of the adjustments from UK GAAP to IFRS described on the preceding pages, the restated quarterly results for 2004 would be as set out below. Under UK GAAP, at the year end, previously reported quarterly figures were restated to the average rates for the full year to provide comparatives for subsequent quarterly reporting. Under IFRS, each quarter is not restated for subsequent movements in foreign exchange during the year and so the figures below remain translated to sterling at the average rates for the relevant periods during 2004.

				3 months to
	31 March 2004	30 June 2004	30 Sept 2004	31 Dec 2004
	£m	£m	£m	£m
Revenue	2,635	2,904	2,662	2,567
Profit from operations*	604	642	2,075	439
Net finance costs	(54)	(85)	(65)	(50)
Share of associates**	25	27	45	29
Pre tax profit	575	584	2,055	418
Taxation	(197)	(188)	(195)	(93)
Post tax profit	378	396	1,860	325
Minorities	(34)	(36)	(38)	(22)
Retained profit	344	360	1,822	303
Basic earnings per share	16.65p	17.33p	85.46p	14.29p
Adjusted diluted earnings per share	15.91p	17.98p	21.34p	21.50p
*After:				
restructuring costs	(5)	(36)	(9)	(156)
investment costs written off				(50)
disposals			1,392	35
	(5)	(36)	1,383	(171)
**After:				
restructuring costs			(60)	(3)
brand impairment				(49)
exceptional tax credits			41	8
			(19)	(44)

ACCOUNTING POLICIES TO BE ADOPTED FROM 1 JANUARY 2005

1 Basis of Accounting

The Group accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The 2005 financial statements are the Group's first consolidated financial statements prepared under IFRS, with a transition date of 1 January 2004. Consequently, the comparative figures for 2004 and the Group's balance sheet as at 1 January 2004 have been restated to comply with IFRS, with the exception of IAS32 and IAS39 on financial instruments which have been applied prospectively from 1 January 2005. In addition, IFRS1 "First time adoption of International Financial Reporting Standards" allows certain exemptions from retrospective application of IFRS in the opening balance sheet for 2004 and where these have been used they are explained in the accounting policies below.

The financial statements have been prepared under the historical cost convention except as described in accounting policy 15 below on financial instruments.

2 Basis of consolidation

The consolidated financial information includes the accounts of British American Tobacco p.l.c. and its subsidiary undertakings, together with the Group's share of the results of its associates.

A subsidiary is an entity controlled by the Group, where control is the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities.

Associates comprise investments in undertakings, which are not subsidiary undertakings, where the Group's interest in the equity capital is long term and over whose operating and financial policies the Group exercises a significant influence. They are accounted for using the equity method.

The results of subsidiary undertakings acquired during the period are included from the date of acquisition of a controlling interest at which date, for the purposes of consolidation, the purchase consideration is allocated between the underlying net assets acquired, including intangible assets other than goodwill, on the basis of their fair value.

The results of subsidiary undertakings which have been sold during the year are included up to the date of disposal. The profit or loss on sale is calculated by reference to the net asset value at the date of disposal, adjusted for purchased goodwill previously included on the balance sheet.

Where accumulated losses applicable to a minority exceed the minority's interest in the equity of a subsidiary, the excess is allocated to the Group's interest in the subsidiary, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Inter company balances and transactions, and any unrealised gains arising from inter company transactions, are eliminated in preparing the consolidated financial statements.

3 Goodwill

Goodwill arising on acquisitions is capitalised and subject to annual impairment reviews. Goodwill represents the excess of the cost of acquisition of a subsidiary or associate over the Group's share of the fair value of identifiable net assets acquired. Goodwill is stated at cost less accumulated impairment losses.

The Group's policy up to and including 1997 was to eliminate goodwill against reserves. Goodwill acquired from 1998 to 31 December 2003 was capitalised and amortised over its useful economic life. As permitted under IFRS1, in respect of acquisitions prior to 1 January 2004, the classification and accounting treatment of business combinations has not been amended on transition to IFRS. Goodwill previously written off direct to reserves under UK GAAP is not recycled to the income statement on the disposal of the subsidiary or associate to which it relates.

Goodwill in respect of subsidiaries is included in intangible assets. In respect of associates, goodwill is included in the carrying value of the investment in the associated company.

4 Foreign currencies

The income and cash flow statements of Group undertakings expressed in currencies other than sterling are translated to sterling at average rates of exchange in each year. Assets and liabilities of these undertakings are translated at rates of exchange at the end of each year. For high inflation countries, the translation from local currencies to sterling makes allowance for the impact of inflation on the local currency results.

The differences between retained profits of overseas subsidiary and associated undertakings translated at average and closing rates of exchange are taken to reserves, as are differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year. Any differences that have arisen since 1 January 2004 are presented as a separate component of equity. As permitted under IFRS1, any differences prior to that date are not included in this separate component of equity.

Foreign currency transactions are initially recorded at the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

5. **Revenue**

Revenue comprises sales to external customers excluding duty, excise and other taxes. Revenue is after deducting rebates, returns and other similar discounts and is recognised when the significant risks and rewards of ownership are transferred to a third party.

6. **Retirement benefit costs**

The net surplus or deficit for each defined benefit pension scheme is calculated in accordance with IAS19, based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets.

As permitted under IFRS1 all actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised. In respect of actuarial gains and losses that arise subsequent to that date, to the extent that cumulatively they exceed ten per cent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the accumulated actuarial gains and losses are not recognised.

Where the actuarial valuation of the scheme demonstrates that the scheme is in surplus, the recognised asset is limited to that for which the Group can benefit in future, for example by refunds or a reduction in contributions.

Past service costs resulting from enhanced benefits are expensed over the period to vesting and if they vest immediately then they are recognised at that time in the income statement.

The Group also has certain post retirement health care schemes and they are accounted for on a similar basis to the defined benefit pension schemes.

For defined benefit schemes, the actuarial cost charged to profit from operations consists of current service cost, interest cost, expected return on plan assets, past service cost and the impact of any settlements or curtailments, as well as actuarial gains or losses to the extent they are recognised.

Some benefits are provided through defined contribution schemes and payments to these are charged as an expense as they fall due.

7 **Share-based payments**

The Group has equity-settled and cash-settled share-based compensation plans and, from 1 January 2005, the Group will apply the requirements of IFRS2 Share-based payments. IFRS2 has been applied to all equity settled grants that were unvested as of 1 January 2004. IFRS2 has also been applied to all cash settled grants not settled as at 1 January 2004. The comparative figures for 2004 have been adjusted accordingly in respect of both types of grant.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at their current fair value determined at each balance sheet date.

Fair value is measured by the use of Black-Scholes and Monte-Carlo option pricing models. The expected life used in the models has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

8 **Research and development**

Research expenditure is charged to income in the year in which it is incurred. Internal development expenditure is charged to income in the year it is incurred, unless it meets the recognition criteria of IAS38 Intangible Assets.

9 Taxation

Taxation is that chargeable on the profits for the period, together with deferred taxation.

Deferred taxation is provided in full on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for taxation purposes. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that it will not reverse in the foreseeable future. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets and liabilities are not discounted.

Deferred tax is determined using the tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or deferred tax liability is settled.

Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

10 Intangible assets other than goodwill

These consist mainly of computer software which is carried at cost less accumulated amortisation and is amortised on a straight line basis over a period ranging from three to five years.

11 Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight line basis to write off the assets over their useful economic life. No depreciation is provided on freehold land. Freehold and long leasehold buildings are depreciated at rates between 2.5 per cent and 4 per cent per annum, and plant and equipment at rates between 7 per cent and 25 per cent per annum. In accordance with the benchmark treatment under IFRS, borrowing costs associated with expenditure on property, plant and equipment are not capitalised.

12 Leased assets

Assets held under finance leases are included as part of property, plant and equipment. Finance lease assets are initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over their estimated useful lives. Leasing payments consist of capital and finance charge elements and the finance element is charged to the income statement.

Rental payments under operating leases are charged to the income statement as they fall due.

13 Impairment of assets

Assets that have indefinite useful lives are tested annually for impairment, while assets that are subject to amortisation are reviewed for impairment whenever events indicate that the carrying amount may not be recoverable. An impairment loss is recognised to the extent that the carrying value exceeds the higher of the asset's fair value less costs to sell and its value in use.

14 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on the average cost incurred in acquiring inventories and bringing them to their existing location and condition, which will include raw materials, direct labour and overheads where appropriate. Net realisable value is the estimated selling price less costs to completion and sale. Tobacco inventories which have an operating cycle that exceeds twelve months are classified as current assets, consistent with recognised industry practice.

15 Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument and derecognised when it ceases to be a party to such provisions.

Non-derivative financial assets are classified as either available-for-sale investments, loans and receivables or cash and cash equivalents. Apart from available-for-sale investments, they are stated at amortised cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts. For interest-bearing assets, their carrying value includes accrued interest receivable.

Available-for-sale investments are stated at fair value, with changes in fair value being recognised directly in equity. When such investments are derecognised (e.g. through disposal) or become impaired, the accumulated gains and losses, previously recognised in equity, are recognised in the income statement.

Cash and cash equivalents includes cash in hand and deposits held on call, together with other short term highly liquid investments. In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in the liabilities on the balance sheet.

Non-derivative financial liabilities are stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs.

The Group uses **derivative financial instruments** to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IAS39 are accounted for as trading instruments.

Derivative financial assets and liabilities are stated at fair value, which includes accrued interest receivable and payable where relevant. Changes in their fair values are recognised as follows:

For derivatives that are designated as cash flow hedges, the changes in their fair values are recognised directly in equity, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where the hedged item results in a non-financial asset, the accumulated gains and losses, previously recognised in equity, are included in the initial carrying value of the asset. Where the underlying transaction does not result in such an asset, the accumulated gains and losses are recognised in the profit and loss account in the same period in which the hedged item affects the income statement.

For derivatives that are designated as fair value hedges, the carrying value of the hedged item is adjusted for the fair value changes attributable to the risk being hedged, with the corresponding entry being made in the income statement. The changes in fair value of these derivatives are also recognised in the income statement.

For derivatives that are designated as hedges of net investments in foreign operations, the changes in their fair values are recognised directly in equity, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly recognised. The accumulated gains and losses are recognised in the income statement when the foreign operation is disposed of.

For derivatives that do not qualify for hedge accounting or are not designated as hedges, the changes in their fair values are recognised in the income statement in the period in which they arise.

Hedge accounting is discontinued when a hedging instrument is derecognised (e.g. through expiry or disposal), or no longer qualifies for hedge accounting. Where the hedged item is a forecast transaction, the related gains and losses remain in equity until the transaction takes place, when they are removed from equity in the same manner as for cash flow hedges as described above.

When a hedged future transaction is no longer expected to occur, any related gains and losses, previously recognised in equity, are immediately recognised in the income statement.

Application of IAS32 and IAS39: As noted above, the Group has adopted IFRS for the first time in 2005. It has applied the financial instruments' standards IAS32 and IAS39 prospectively from 1 January 2005, as permitted by these two standards. The impact of this application is set out in the notes and reflects the following changes from UK GAAP:

- The measurement of available-for-sale investments at fair value;
- The measurement of all derivative financial instruments at fair value and the designation of derivatives as qualifying hedges wherever possible;
- Derecognition of deferred gains on derivatives that were reported under UK GAAP as assets and liabilities; and
- Interest accruals reclassified from other receivables/payables to form part of the carrying value of the related asset or liability.

For 2004, financial instruments are accounted for in accordance with UK GAAP and thus are not comparable with the amounts reported for 2005. However, the relevant balance sheet amounts for 2004 have been classified in accordance with those for 2005. Also, as an aid to comparability in the relevant notes to the accounts, the disclosures have also been restated as at 1 January 2005 to comply with the requirements of IAS32 and 39.

16 Dividends

Final dividend distributions to the Company's shareholders are recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders, while interim dividend distributions are recognised in the period in which the dividends are declared.

17 Segmental analysis

A segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and the Group's geographical segments form the focus of the Group's internal reporting systems. The Group is a single product business providing cigarettes and other tobacco products. While the Group has clearly differentiated brands, global segmentation between a wide portfolio of brands is not part of the regular internally reported financial information. It is not feasible to segment global results without a high degree of estimation, especially given that geographically the same operations are used to produce the different brands and brand results are managed in the context of the geographic markets in which they are sold.

The prices agreed between Group companies for intra group sales of materials, manufactured goods, charges for royalties, commissions, services and fees are based on normal commercial practices which would apply between independent businesses. Royalty income, less related expenditure, is included in the region in which the licensor is based.

18 Contingent liabilities

Subsidiaries and associated companies are defendants in tobacco related litigation. Provision for this litigation would be made at such time as an unfavourable outcome became probable and the amount could be reasonably estimated.

The Group records its external legal fees and other external defence costs for tobacco related litigation as these costs are incurred.

19 Repurchase of share capital

When share capital is repurchased the amount of consideration paid, including directly attributable costs, is recognised as a charge in equity. Repurchased shares which are not cancelled, or shares purchased for the Employee Share Ownership Trusts, are classified as treasury shares and presented as a deduction from total equity.